UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit   Description

1.1       Press release dated October 27, 2006
          CDC Software Named One of Top 50 Fastest-Growing Software Companies

1.2       Press release dated October 30, 2006
          Litehouse Foods Tunes Operations for Optimal Customer Service with
          CDC Software’s Ross Enterprise Performance Management Solution

1.3       Press release dated November 2, 2006
          CDC Mobile Rebounds with Organic Growth for Three Consecutive Months
          Since Reorganization

1.4       Press release dated November 3, 2006
          China.com Launches US$20 Million Web 2.0 Developer Program In China

1.5       Press release dated November 7, 2006
          CDC Corporation Boosts Guidance Upwards for 2006

1.6       Press release dated November 9, 2006
          CDC Corporation to Hold Q3 Earnings Call on November 14, 2006 at
          5:00 PM Eastern

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: November 9, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated October 27, 2006 -- CDC Software Named One of Top 50 Fastest-Growing Software Companies
1.2	Press release dated October 30, 2006 -- Litehouse Foods Tunes Operations for Optimal Customer Service with CDC Software’s Ross Enterprise Performance Management Solution
1.3	Press release dated November 2, 2006 -- CDC Mobile Rebounds with Organic Growth for Three Consecutive Months Since Reorganization
1.4	Press release dated November 3, 2006 -- China.com Launches US$20 Million Web 2.0 Developer Program In China
1.5	Press release dated November 7, 2006 -- CDC Corporation Boosts Guidance Upwards for 2006
1.6	Press release dated November 9, 2006 -- CDC Corporation to Hold Q3 Earnings Call on November 14, 2006 at 5:00 PM Eastern